UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from            to
Commission file number 1-31556
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZENITH NATIONAL INSURANCE CORP. 401(k) PLAN 21255 Califa Street Woodland Hills, CA 91367-5021
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario Canada M5J 2N7

Zenith National Insurance
Corp. 401(k) Plan
Report on Audited Financial Statements
and Supplemental Schedules
December 31, 2010 and 2009

Zenith National Insurance Corp. 401(k) Plan
Table of Contents
Exhibit Index
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of
the Zenith National Insurance Corp. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Zenith National Insurance Corp. 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2010 and of reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
June 23, 2011

Zenith National Insurance Corp. 401(k) Plan
Statements of Net Assets Available for Benefits

As of December 31,	2010	2009

Assets:

Cash	$413,833	$574,482

Investments	111,395,539	97,628,972

Receivables:

Contributions:
Employer	89,869	82,880
Participant	9,214	494

Participant notes	2,248,297	1,985,340
Investment trades and other	1,504	23,109

Total receivables	2,348,884	2,091,823

Total assets	$114,158,256	$100,295,277

Liabilities:
Securities purchased	$400,195	$546,836

Total liabilities	400,195	546,836

Net assets available for benefits, at fair value	113,758,061	99,748,441

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(579,184)	(56,093)

Net assets available for benefits	$113,178,877	$99,692,348

The accompanying notes are an integral part of these financial statements.

Zenith National Insurance Corp. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the year ended December 31,	2010

Additions to net assets attributed to:
Dividends	$1,269,593
Interest	751,272
Net appreciation in the fair value of investments	12,067,019

Total investment Income	14,087,884
Interest income from participant notes receivable	99,781
Contributions:
Employer	2,448,398
Participant	7,976,337
Rollovers	521,816

Total contributions	10,946,551

Total additions	25,134,216

Deductions in net assets attributed to:
Benefits paid to participants	(11,455,313)
Plan expenses	(192,374)

Total deductions	(11,647,687)

Net increase in net assets available for benefits	13,486,529
Net assets available for benefits:
Beginning of year	99,692,348

End of year	$113,178,877

The accompanying notes are an integral part of this financial statement.

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
1.	The Plan

General

The Zenith National Insurance Corp. 401(k) Plan (“Plan”) is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan gives participants the opportunity to manage the investment of assets allocated to their respective individual accounts and is designed to comply with Section 404(c) of ERISA.

Participation in the Plan is offered to all employees of Zenith National Insurance Corp. subsidiaries (collectively, the “Company”) that elect to become “participating employers.” Participants should refer to the Plan documents for additional information relating to the Plan.

Administration

The Plan Administrative Committee is appointed by the Board of Directors of Zenith National Insurance Corp. (“Zenith National”) and has responsibility for administration of the Plan, including selection and monitoring of investment options, supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan and maintenance of necessary records. The Charles Schwab Trust Company serves as trustee (“Trustee”) of the Plan. Schwab Retirement Plan Services Company (“Schwab”) acts as an agent of the Trustee and provides recordkeeping services for the Plan.

The Trustee holds all assets of the Plan in a trust (“Trust”) created under an agreement dated as of December 30, 1996. The Trustee’s responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan in addition to such amounts the Administrative Committee shall direct from time to time.

Eligibility

Each newly hired employee of the Company is eligible to participate in the Plan as of his or her date of employment, with enrollment generally taking effect as of the first or sixteenth of the month coinciding with, or next following, his or her date of hire. There are no age restrictions.

Contributions

Participants may elect to contribute between 1% and 50% of their compensation up to a maximum of $16,500 for each of the years 2010 and 2009 (“Salary Reduction Contributions”). The maximum contribution may be adjusted each year for increases in the cost of living, as provided in applicable regulations of the Code. This annual amount is an aggregate limitation that applies to all of an individual’s Salary Reduction Contributions and similar contributions under other plans. The Company contributes an amount equal to 50% of the participant’s contribution amount (“Matching Contributions”) subject to a maximum Matching Contribution of 3% of a participant’s annual compensation. Participants who are expected to reach or are over the age of 50 during the Plan year and are eligible to make additional catch-up contributions after reaching the maximum contribution limit. Under the Code, the maximum allowable catch-up contribution was $5,500 for each of the years 2010 and 2009 (also included as Salary Reduction Contributions where applicable).

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
Eligible compensation includes wages, bonuses, commissions, overtime pay and elective deferrals. Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine. The Matching Contributions for a participant are directed to the same investment options and in the same proportion as that participant directs Salary Reduction Contributions. One of the investment options was the “Zenith Company Stock Fund,” which invested solely in the common stock, $1.00 par value per share, of Zenith National and participants could direct no more than 20% of each contribution to the Zenith Company Stock Fund. On May 20, 2010, Fairfax Financial Holdings Limited (“Fairfax”) through it affiliates acquired all of the outstanding shares of Zenith National common stock that it did not already own for $38.00 per share in cash pursuant to a merger transaction (“Merger”) as provided for in an Agreement and Plan of Merger dated as of February 17, 2010. As a result of the Merger, the Zenith Company Stock Fund was liquidated and proceeds of $13,472,372 were transferred into the Federated Government Obligations Fund (the Plan’s money market fund) and the remaining $1,785,844 was transferred to the Target Maturity Models on file at the time of liquidation for participants participating in the models. The Target Maturity Models allocate a participant’s investments among the investment options offered in the Plan pursuant to one of a number of pre-set mixes (each mix being tied to a “retirement” date, or target maturity date). As of September 15, 2010, the Plan offers a unitized fund called the Fairfax Shares Fund (Note 2) whereby participants can invest in Subordinate Voting Shares of Fairfax Financial Holdings Limited (the “Fairfax Shares”). Prior to January 1, 2011, participants were only permitted to invest up to 20% of new contributions in the Fairfax Shares Fund. Effective January 1, 2011, the Plan allows participants to allocate up to 20% of new contributions into the Fairfax Shares Fund or implement exchange requests to the extent that an exchange request does not cause the Fairfax Shares Fund balance to be greater than 20% of a participant’s overall account balance at the time of request. Participants may purchase or sell units of the Fairfax Shares Fund daily.

The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day.

Participant Accounts

Each participant’s account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Matching Contributions, and (4) fund earnings (losses) net of Plan expenses. Allocations of earnings are based on account balances, as defined in the Plan documents.

Vesting

Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions and earnings thereon upon termination from the Company or upon separation caused by death of the participant. All Matching Contributions vest based upon the participant’s total eligible years of service. The vested percentage increases 20% per each year of eligible service such that at five years of eligible service, all Matching Contributions are fully vested. However, irrespective of the vesting schedule, a participant is fully vested in all Matching Contributions upon his or her death, disability or attainment of age 65.

Forfeitures

Upon termination of service, a participant forfeits any nonvested Matching Contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited, if any, which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Matching Contributions to the Plan on a quarterly basis.

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
In 2010, Matching Contributions were reduced by $136,280 from forfeited nonvested accounts. At December 31, 2010 and 2009, forfeited nonvested accounts totaled less than $5,000.

Withdrawals Prior to Termination of Employment

Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant’s Salary Reduction Contributions are permitted only if a participant has an immediate and extraordinary financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Amounts rolled over into a Participant’s Plan account are fully vested and may be withdrawn pursuant to the terms and conditions of the Plan. In addition, participants who reach 59-1/2 years of age may take an in-service withdrawal of the vested portion of the individual accounts.

Notes Receivable from Participants

Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts or (b) $50,000, in either case reduced by the highest outstanding note balance during the last 12 months. Participants may not borrow against their Matching Contributions. Note terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The notes are secured by the balance in the participant’s account. Interest charged on notes is generally equal to the applicable U.S. Treasury note rate plus 1% determined as of the close of the last Monday of the calendar month preceding the calendar month in which the note was made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding note principal plus accrued interest in full.

Payment of Benefits

Prior to May 21, 2010, if a distribution was made upon termination of employment, retirement, permanent disability or death, a participant or his/her beneficiary received (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund, and (2) at the participant’s or the beneficiary’s election, cash or shares of Zenith National common stock, plus cash in lieu of any fractional shares, with respect to the portion of the individual account that was invested in the Zenith Company Stock Fund. Subsequent to May 21, 2010, all distributions are made in cash. Payments are generally processed twice each month.

Expenses

In 2010, recordkeeper and trustee fees were initially set at an annual rate of $150 per participant and then reduced to $125 per participant effective September 1, 2010. Quarterly, these fees are reduced by certain revenues received by Schwab (revenue sharing) and then increased by certain postage and printing expenses, and then these total fees are prorated to each individual participant’s account based on each participant’s balance. Fees for certain transactions initiated by participants are allocated to individual participant accounts. The Company pays all other expenses of the Plan (including legal, accounting, investment advisory, and certain educational, brokerage and other administrative costs). Individual participant balances are also charged fees for certain transactions initiated by participants.

Termination

While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Matching Contributions.

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As described in the Financial Accounting Standards Board (“FASB”) guidance, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Prior to May 21, 2010, the Plan’s investment in the Zenith Company Stock Fund contained the common stock of Zenith National, which was accounted for on a per share basis. As of September 15, 2010, the Fairfax Shares Fund was created to provide participants an investment opportunity in the Fairfax Shares. The Fairfax Shares Fund is accounted for on a unitized basis, and a small percentage of the fund is invested in a cash investment in order to maintain enough liquidity to operate on a daily basis. The total value of the Fairfax Shares Fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on the Fairfax Shares held in the Fund, realized gains and losses on the sale of such Fairfax Shares, and unrealized appreciation or depreciation in the value of such Fairfax Shares. The value of the Fairfax Shares Fund is determined using the daily closing price of Fairfax Shares on the Toronto Stock Exchange and the exchange rate (from Canadian dollars to U.S. dollars) based upon the World Market rate for the London market close plus cash. Dividend income is recorded on the ex-dividend date.

Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The investments in the common collective trusts are valued at the net asset value of the account, fund or trust’s shares held by the Plan using the trust’s audited financial statement as of December 31, 2010 and 2009. The administrator of the Wells Fargo Stable Value Fund, a common collective trust fund, reserves the right to require a twelve-month notice for withdrawal of assets from the fund when initiated by the Plan sponsor and/or Trustee. To date, this fund trades daily, and settles three days after the trade date. There are no unfunded commitments to this fund, and there are no other restrictions.

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
Generally, interest, dividends and capital gain distributions to the Plan are allocated to a participant’s account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net appreciation (depreciation) in the fair value of investments disclosed in the Statement of Changes in Net Assets Available for Benefits consists of net realized gains and losses and net unrealized appreciation (depreciation) on investments.

Notes Receivable from Participants

Participant notes receivable are valued at their outstanding principal balances plus any accrued but unpaid interest.

Contributions

Salary Reduction Contributions and Matching Contributions are recorded in the period that a participant’s payroll deduction is made.

Benefits

Benefits are recorded when paid.

Recent Accounting Guidance

In January 2010, the FASB issued guidance on Fair Value Measurements and Disclosures which requires additional disclosures in regards to fair value measurements. This guidance requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The guidance also clarifies existing disclosures as to the level of disaggregation by each class of assets and valuation and inputs used to measure fair value that fall in either Level 2 or Level 3. For Level 3 fair value measurements, the entities should present separately information about purchases, sales, issuances, and settlements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures regarding Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have an impact on the accompanying financial statements.

In September 2010, the FASB issued guidance on the classification of participant loans which stipulates that participant loans should be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for fiscal years ending after December 15, 2010. This guidance is required to be applied retrospectively. Accordingly, participant loans previously included in investments of the Plan at December 31, 2009 have been reclassified in the Statements of Net Assets Available for Benefits to conform to the current year presentation.

Subsequent events

Management has evaluated the events and transactions that have occurred through the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.
3.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the ''exit price’’) in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan primarily uses prices and other relevant information

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
generated by market transactions involving identical or comparable assets (''market approach’’). Management also considers the impact of a significant decrease in volume and level of activity for an asset when compared with normal activity to identify transactions that are not orderly.

Fair value measurements are determined under a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, distinguishing between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (''observable inputs’’) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (''unobservable inputs’’). The hierarchy level assigned to each investment is based on our assessment of the transparency and reliability of the inputs used in the valuation of each instrument at the measurement date. The highest priority is given to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Securities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers between levels during the current plan year. The three hierarchy levels are defined as follows:
Level 1:	Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair values of investments included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market. The Level 1 category includes money market funds, mutual funds and as of December 31, 2009, the Zenith Company Stock Fund.

Level 2:	Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of certain investments included in the Level 2 category were based on audited financial statements of individual common collective trust funds as of the measurement date. The Level 2 category includes the Fairfax Shares Fund, the Stable Value Fund and the S&P 500 Index Fund which is invested in common collective trust funds, which are redeemable daily by participants. The fair value of the Fairfax Shares Fund is determined using the daily closing price of Fairfax Shares on the Toronto Stock Exchange and the exchange rate (from Canadian dollars to U.S. dollars) based upon the World Market rate for the London market close plus cash.

Level 3:	Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment. The Plan does not hold any investments in the Level 3 category as of December 31, 2010 and 2009.

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total

At December 31, 2010
Mutual Funds:
Small Cap	$13,994,431			$13,994,431
Large Cap	24,861,037			24,861,037
International	16,976,678			16,976,678
Balanced Moderate Allocation	3,812,951			3,812,951
Fixed Income	8,891,269			8,891,269
Money Market Funds	10,440,317			10,440,317
Fairfax Shares Fund		$52,686		52,686
Common Collective Trusts:
Stable Value Fund		26,887,466		26,887,466
S&P 500 Index Fund		5,478,704		5,478,704

Total investments, at fair value	$78,976,683	$32,418,856		$111,395,539

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total

At December 31, 2009
Mutual Funds:
Small Cap	$10,289,068			$10,289,068
Large Cap	19,192,884			19,192,884
International	14,732,391			14,732,391
Balanced Moderate Allocation	3,415,546			3,415,546
Fixed Income	5,861,659			5,861,659
Money Market Funds	184,267			184,267
Zenith Company Stock Fund	11,945,485			11,945,485
Common Collective Trusts:
Stable Value Fund		$27,457,668		27,457,668
S&P 500 Index Fund		4,550,004		4,550,004

Total investments, at fair value	$65,621,300	$32,007,672		$97,628,972

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
4.	Investments

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	As of December 31,
	2010	2009
Wells Fargo Stable Value Return Fund (*)	$26,887,466	$27,457,668
American Funds EuroPacific Growth Fund R5	14,558,054	13,617,642
American Funds Growth Fund of America	12,299,758	9,535,225
Federal Government Obligations Fund (**)	10,440,317
Hotchkis & Wiley Large Cap Value I	9,953,752	8,183,651
RS Partners Fund of America	7,351,338	5,183,295
Vanguard Explorer Admiral	6,643,093	5,105,773
Zenith Company Stock Fund (***)		11,945,485

(*)	—	The contract value for the Wells Fargo Stable Value Return Fund was $26,308,282 at December 31, 2010 and $27,401,575 at December 31, 2009.

(**)	—	The December 31, 2009 fair value of the Federal Government Obligations Fund did not equal or exceed 5% of net assets available for Plan benefits.

(***)	—	The Zenith Company Stock Fund was no longer an investment option after May 20, 2010.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value in the year ended December 31, 2010 as follows:

Mutual funds	$8,003,522
Zenith Company Stock Fund	3,362,000
Common collective trust funds	700,932
Fairfax Shares Fund	565

Total net appreciation in the fair value of investments	$12,067,019

5.	Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, cash equivalents, stock, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. If the Plan terminates the stable value investment option without providing requisite notice, the amount received by the Plan could be less than the participant’s stated value (contract value) under relevant provisions of the agreement.

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated April 17, 2008, which states that the Plan qualifies under the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code. There are no material Plan amendments subsequent to the effective date of the IRS determination letter that are not covered by the letter.

At December 31, 2010 and 2009, there were no uncertain tax positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2007.

7.	Party-in-Interest

In 2010 and 2009, Schwab acted as an agent for the Trustee and provided recordkeeping services to the Plan and, therefore, is a party-in-interest to the Plan. Payments for these services are statutorily exempt from the prohibited transaction rules of ERISA and the Code.

Investment transactions in Zenith National common stock (no longer an investment option after May 20, 2010) and the Fairfax Shares Fund are party-in-interest transactions. However, as company stock investment options such transactions are statutorily exempt from the prohibited transaction rules of ERISA and the Code. For the year ended December 31, 2010, the Plan purchased $659,077 of Zenith National common stock and sold $906,281 of such stock. In addition, as a result of the Merger, on May 21, 2010 there was a final disposition of $15,258,216 of Zenith National common stock which generated a realized gain of $5,591,957. For the year ended December 31, 2010, the Plan purchased $52,175 of Fairfax Shares. Participant notes receivable are party-in-interest transactions, for which a statutory exemption from the prohibited transaction rules of ERISA and the Code exists.

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009 as shown in the accompanying financial statements to those shown in the Form 5500:

	2010	2009
Net assets available for benefits per the accompanying financial statements	$113,178,877	$99,692,348
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	579,184	56,093

Net assets available for benefits per Form 5500	$113,758,061	$99,748,441

Zenith National Insurance Corp. 401(k) Plan
Notes to Financial Statements
The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2010 as shown in the accompanying financial statements to those shown in the Form 5500

Net increase in net assets available for benefits per the accompanying financial statements	$13,486,529
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	(56,093)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	579,184

Total net gain per Form 5500	$14,009,620

Zenith National Insurance Corp. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2010
Employer Identification Number (EIN): 95-2702776
Plan Number (PN): 001
(See Report of Independent Registered Public Accounting Firm)

	(b) Identity of Issue, Borrower,	(c) Description of Investments, Including Maturity Date,	(e) Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value
	Wells Fargo	Wells Fargo Stable Value Return Fund Q/Collective Trust	$26,887,466
	American Funds	EuroPacific Growth Fund R5/ Mutual Fund	14,558,054
	American Funds	Growth Fund of America R5/ Mutual Fund	12,299,758
	Federated Government Obligations Fund	Money Market Fund	10,440,317
	Hotchkis & Wiley	Hotchkis & Wiley Large Cap Value I/ Mutual Fund	9,953,752
	RS Partners	RS Partners Fund Class Y/ Mutual Fund	7,351,338
	Vanguard	Vanguard Explorer Admiral/ Mutual Fund	6,643,093
	State Street	State Street S&P 500 Flagship Series C/ Collective Trust	5,478,704
	American Funds	Bond Fund of America R5/ Mutual Fund	5,089,427
	MFS	MFS Total Return R4/ Mutual Fund	3,812,951
	Vanguard	Vanguard Total Bond Market Index	3,801,842
	T. Rowe Price Value	T. Rowe Price Value Mutual Fund	2,607,527
	Morgan Stanley Instl Emerging	Morgan Stanley Instl Emerging Mkts I Mutual Fund	2,418,624
(1)	Participant Notes Receivable	Various Maturity Dates — annual interest rate ranges from 1.22% — 9.50%	2,248,297
(1)	Fairfax Financial Holdings, Limited	Fairfax Shares Fund	52,686

	Total		$113,643,836

(1)	Indicates a party-in-interest to the Plan

Note:	Cost information has not been included above since all investments are participant directed.

Zenith National Insurance Corp. 401(k) Plan
Schedule H, Line 4j — Schedule of Reportable Transactions (1)
For the Year Ended December 31, 2010
Employer Identification Number (EIN): 95-2702776
Plan Number (PN): 001
(See Report of Independent Registered Public Accounting Firm)

					(h) Current Value of
	(b) Description of Asset (Including				Asset on
(a) Identity of Party	Interest Rate and Maturity in	(c) Purchase	(d) Selling	(g) Cost of	Transaction	(i) Net
Involved	Case of a Loan)	Price	Price	Asset	Date	Gain
Zenith National Insurance Corp.(2)	Common Stock — disposition of 401,532 shares on May 21, 2010		$15,258,216	$9,666,259	$15,258,216	$5,591,957

Federated Government Obligations Fund (3)	Money Market Fund — purchase upon disposition of Zenith National Insurance Corp. common stock on May 21, 2010	$13,472,372			13,472,372

(1)	Under ERISA, a reportable transaction is a transaction or a series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2)	Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists. Transactions other than the Zenith National Insurance Corp. common stock disposition on May 21, 2010 were participant-directed and therefore not included.

(3)	Transactions other than the purchase of the Federated Government Obligations Money Market Fund on May 21, 2010 were participant-directed and therefore not included.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZENITH NATIONAL INSURANCE CORP. 401(k) PLAN
Date: June 23, 2011	By:	/s/ Kari L. Van Gundy
Kari L. Van Gundy
Chairperson of the Zenith National Insurance Corp. 401(k) Plan Administrative Committee